Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Maher Michael Mentor Corporation 201 Mentor Drive Santa Barbara, CA 93111	2. Date of Event Requiring Statement (Month/Day/Year) September 12, 2002	4. Issuer Name and Tickler or Trading Symbol Mentor Corporation "MNTR"
(Last) (First) (Middle) Michael, Maher
(Street) 201 Mentor Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) __ Director __ 10% Owner _x_ Officer (give title below) __ Other (specify below) Vice President, Medical Director	6. If Amendment, Date of Original (Month/Day/Year) N/A
(City) (State) (Zip) Santa Barbara, CA 93111			7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person __ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1.Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	None

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option, right to buy	*1/14/03	1/14/12	Common Stock	20,000	29.44	D
Employee Stock Option, right to buy	*5/22/03	5/22/12	Common Stock	14,000	38.02	D

Grant of option pursuant to Amended 2000 Long-Term Incentive Plan.
*These options become exercisable at the rate of 25% of the options granted per year beginning on the first anniversary of grant.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:
	/S/MAHER MICHAEL **Signature of Reporting Person	September 13, 2002 Date
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.